                                                                    Exhibit 99.1



NEWS RELEASE
--------------------------------------------------------------------------------

INVESTOR CONTACTS:
Suresh Kumar                                   Clarence Fu
(1) 408.941.1110                               (65) 6360.4060
sureshk@charteredsemi.com                      cfu@charteredsemi.com

MEDIA CONTACTS:
Chartered U.S.:                                Chartered Singapore:
Tiffany Sparks                                 Maggie Tan
(1) 408.941.1185                               (65) 6360.4705
tiffanys@charteredsemi.com                     tanmaggie@charteredsemi.com


             CHARTERED REPORTS FOURTH QUARTER AND YEAR 2002 RESULTS

4Q 2002
- REVENUES OF $107.9 MILLION, UP 42% FROM 4Q 2001 AND DOWN 17% SEQUENTIALLY, COMPARED TO GUIDANCE OF DOWN APPROXIMATELY 18% SEQUENTIALLY
- LOSS PER ADS OF $0.45, COMPARED TO LOSS OF $0.80 IN 4Q 2001, AND COMPARED TO GUIDANCE OF $0.47 TO $0.49 LOSS
-    LOSS PER ORDINARY SHARE OF $0.05, COMPARED TO LOSS OF $0.08 IN 4Q 2001

SINGAPORE - January 29, 2003 - Chartered Semiconductor Manufacturing (Nasdaq:
CHRT and SGX-ST: CHARTERED), one of the world's top three silicon foundries, today announced revenues and net loss for its fourth quarter and year ended December 31, 2002.

"The market environment for our industry continued to be very challenging during 2002," said Chia Song Hwee, president & CEO of Chartered. "At the beginning of the year, most market observers expected that 2002 would be a year of solid growth. However, the latest estimates indicate that there was little or no year-over-year growth as three quarters of sequential increase were followed by an abnormally low fourth quarter. For Chartered, revenues including SMP grew 62% from fourth quarter 2001 to fourth quarter 2002, compared to the semiconductor market, which market observers estimate grew approximately 20% over that period. While this strength in relative performance - largely driven by shipments at the leading-edge technologies - is a step in the right direction for Chartered, we need to move more quickly in returning Chartered to profitability.

"In fourth quarter 2002, shipments of 0.18-micron and below product represented 39% of total revenues, up from 13% in the year-ago quarter. And also during the quarter, we achieved our goal of first revenue shipments of our 0.13-micron product offering. Even more important to Chartered's future, we announced during the quarter a milestone joint-development agreement with IBM for 90-nanometer
(nm) and 65-nm technologies. We believe this puts us at the forefront of technology development in our industry," Chia said.


SUMMARY OF FOURTH QUARTER 2002 PERFORMANCE
- Net revenues were $107.9 million in fourth quarter 2002, down 16.7% compared to third quarter 2002. Including Chartered's share of Silicon Manufacturing Partners (SMP or Fab 5), net revenues were $125.3 million, down 10.7% from $140.4 million in the third quarter, primarily due to the computer segment and to a lesser extent, the memory segment partially offset by increases in the communications segment. SMP is a minority-owned joint-venture company and therefore, under the Company's US GAAP reporting, its revenues are not consolidated. Compared to fourth quarter 2001, net revenues were up 41.9% from $76.1 million. Including Chartered's share of SMP, net revenues were $125.3 million, up 62.1% from $77.3 million in the year-ago quarter. Revenues were significantly higher in the communications segment, and to a lesser extent, the consumer and computer segments.
- Gross loss was $53.9 million, or negative 49.9% of net revenues, an improvement from a loss of $74.5 million, or negative 98.0% of net revenues in the year-ago quarter, primarily due to significantly higher revenues.
- Research and development (R&D) expenses were $28.1 million, an increase of 33.7% from the year-ago quarter, primarily due to a favorable impact in fourth quarter 2001, related to cost sharing associated with the joint-development agreement with Agere.
- Sales and marketing expenses were $9.8 million, down 33.2% compared to $14.7 million in the year-ago quarter, primarily due to lower support for customer prototyping activity.
- Other operating expenses were $10.0 million in fourth quarter 2002, associated with the workforce re-sizing announced in October 2002 and a fixed asset write-off.
- Equity in loss of our minority-owned joint-venture fab, SMP (Fab 5), was a loss of $11.5 million compared to a loss of $27.9 million in the year-ago quarter, primarily due to significantly higher revenues.
- Other income was $4.4 million, up 147.3% from $1.8 million in fourth quarter 2001, primarily due to an increase in grant income.

- Net interest expense was $4.7 million compared to a net expense of $5.8 million in the year-ago quarter, primarily due to lower interest rates resulting in lower interest expense.
- Exchange gain was $0.3 million, compared to $4.4 million in fourth quarter 2001, due to the fluctuations of the Japanese yen and Singapore dollar against the US dollar.
- Minority interest in loss of our joint-venture fab, Chartered Silicon Partners (CSP or Fab 6), was $17.6 million compared to $18.9 million in the year-ago quarter, primarily due to higher revenues, partially offset by higher depreciation.
- Net loss of $108.7 million, or negative 100.7% of net revenues, reflected an improvement of $18.5 million from a net loss of $127.2 million, or negative 167.2% of net revenues, in the year-ago quarter.
- Loss per American Depositary Share (ADS) and loss per share in fourth quarter 2002 were $0.45 and $0.05 respectively, compared with a loss per ADS and loss per share of $0.80 and $0.08 respectively in fourth quarter 2001. Average ADS count and ordinary share count increased by 81.9 million and 818.6 million respectively, primarily due to the eight-for-ten rights offering completed in October 2002.


SUMMARY OF YEAR 2002 PERFORMANCE
- Net revenues were $449.2 million, down 2.9% compared to $462.7 million in 2001. Including Chartered's share of its minority-owned joint-venture company, Silicon Manufacturing Partners (SMP or Fab 5), net revenues were $484.8 million, up 1.2% from $479.0 million a year ago. SMP is a minority-owned joint-venture company and therefore, under the Company's US GAAP reporting, its revenues are not consolidated. Revenues were up in the consumer, computer and communications segment and down significantly in the memory segment.
- Gross loss was $179.5 million, or negative 40.0% of net revenues, an improvement from a loss of $202.6 million or negative 43.8% of net revenues in 2001, primarily due to reductions in manufacturing cost.
- Research and development (R&D) expenses increased 14.9% to $95.3 million from $82.9 million in 2001, due to increased investments to accelerate the Company's technology roadmap, which provides customers a breadth of processes enabling systems-level integration.
- Pre-production fab start-up costs were $8.3 million, all related to Fab 7, compared to $13.3 million in 2001, primarily due to moderated activity level during the year.
- Sales and marketing expenses were $41.2 million, up 6.5% compared to $38.7 million in 2001, primarily due to expansion of worldwide sales and marketing activities to further enhance the level of customer support.

- Other operating expenses were $10.0 million in 2002, associated with the workforce re-sizing announced in October 2002 and a fixed asset write-off.
- Equity in loss of our minority-owned joint-venture fab, SMP (Fab 5), was a loss of $84.8 million compared to a loss of $92.7 million a year ago, primarily due to higher revenues.
- Other income was $23.6 million, up 19.8% from $19.7 million in 2001, primarily due to an increase in grant income.
- Net interest expense was $25.0 million compared to an income of $6.6 million in 2001, primarily due to lower interest income resulting from lower interest rates and to a lesser extent a lower average cash balance.
- Exchange loss was $2.0 million, compared to a gain of $4.2 million, primarily due to currency fluctuations of the Japanese yen and Singapore dollar against the US dollar.
- Minority interest in loss of our joint-venture fab, CSP (Fab 6), was $55.6 million compared to $72.6 million in 2001, reflecting the improved financial performance of this fab which resulted primarily from significantly higher revenues, partially offset by increased depreciation.
- Net loss of $417.1 million, or negative 92.8% of net revenues, reflected an increase of $33.1 million from a net loss of $384.0 million, or negative 83.0% of net revenues in 2001.
- Loss per American Depositary Share (ADS) and loss per share in 2002 were $2.32 and $0.23 respectively, compared with the loss per ADS and loss per share of $2.42 and $0.24 respectively in 2001. Average ADS count and ordinary share count increased by 21.0 million and 210.1 million respectively, primarily due to the eight-for-ten rights offering completed in October 2002.


WAFER SHIPMENTS AND AVERAGE SELLING PRICES
- Shipments in fourth quarter 2002 were 104.9 thousand wafers (eight-inch equivalent), an increase of 45.5% compared to 72.1 thousand wafers (eight-inch equivalent) in fourth quarter 2001. Shipments in fourth quarter 2002 decreased by 6.2% compared to 111.9 thousand wafers (eight-inch equivalent) shipped in third quarter 2002. Shipments in 2002 were 417.0 thousand wafers (eight-inch equivalent), an increase of 6.7% compared to
     390.7 thousand wafers (eight-inch equivalent) in 2001.
- Average Selling Price (ASP) decreased by 2.5% to $1,029 per wafer in fourth quarter 2002 compared to $1,055 per wafer in fourth quarter 2001. Compared to third quarter 2002, ASP declined 11.1% from $1,157 per wafer, primarily due to a shift in customer mix and to a lesser extent, pricing declines. ASP decreased by 9.0% to $1,077 per wafer in 2002, compared to $1,184 per wafer in 2001, primarily due to pricing declines which more than offset the favorable impact of a richer product mix.

- Capacity utilization in the fourth quarter 2002 was 39% compared to 25% in the year-ago quarter. Compared to third quarter 2002, capacity utilization was unchanged at 39%. Capacity utilization was 37% in 2002, compared to 35% in 2001. The capacity level in fourth quarter 2002 decreased approximately 1% from third quarter 2002. The capacity level for 2002 increased approximately 4% from 2001.


MARKET DYNAMICS
The following business statistics tables provide information on revenues by market segment, region and technology. These tables include revenues from Chartered's share of its minority-owned joint-venture company, SMP (Fab 5), which under the Company's US GAAP reporting are not consolidated.

     REVENUE BREAKDOWN BY MARKET SEGMENT


                                                       Percentage of Revenues (%)
------------------------------------------------------------------------------------------------
Market Segment               4Q 2001        1Q 2002       2Q 2002       3Q 2002       4Q 2002
------------------------------------------------------------------------------------------------
  Communications                22             23            30            40            44
------------------------------------------------------------------------------------------------
  Computer                      52             44            47            40            37
------------------------------------------------------------------------------------------------
  Consumer                      16             22            13            13            14
------------------------------------------------------------------------------------------------
  Memory                         8              9             9             6             4
------------------------------------------------------------------------------------------------
  Other                          2              2             1             1             1
------------------------------------------------------------------------------------------------


     REVENUE BREAKDOWN BY REGION


                                                        Percentage of Revenues (%)
------------------------------------------------------------------------------------------------
Region                      4Q 2001       1Q 2002       2Q 2002       3Q 2002       4Q 2002
------------------------------------------------------------------------------------------------
  Americas                     75             66            71            73            62
------------------------------------------------------------------------------------------------
  Europe                        7              5             7            14            16
------------------------------------------------------------------------------------------------
  Asia-Pacific                  7             11            11             8            15
------------------------------------------------------------------------------------------------
  Japan                        11             18            11             5             7
------------------------------------------------------------------------------------------------


     REVENUE BREAKDOWN BY TECHNOLOGY

                                                        Percentage of Revenues (%)
------------------------------------------------------------------------------------------------
Technology Node (micron)         4Q 2001       1Q 2002       2Q 2002       3Q 2002       4Q 2002
------------------------------------------------------------------------------------------------
  0.13 and below                     0              0             0             0             1
------------------------------------------------------------------------------------------------
  Up to 0.15                         0              0             0             0             2
------------------------------------------------------------------------------------------------
  Up to 0.18                        13             10            24            40            36
------------------------------------------------------------------------------------------------
  Up to 0.25                        23             30            24            19            19
------------------------------------------------------------------------------------------------
  Up to 0.35                        34             31            29            21            24
------------------------------------------------------------------------------------------------
  Above 0.35                        30             29            23            20            18
------------------------------------------------------------------------------------------------

Chartered's top five customers in 2002, in order of revenue significance (excluding revenues from SMP) were: Agilent, Motorola, Broadcom, Ricoh and Standard Microsystems. Collectively, these customers accounted for approximately 53% of total revenues in 2002. Agilent, Motorola and Broadcom each exceeded 10% of total revenues.


YEAR 2002 HIGHLIGHTS AND EVENTS
- In February, Chartered signed agreements with the Virtual Component Exchange (VCX) and Avant! Corporation as a part of the Company's commitment to provide the foundry industry with innovative ways for designers to access complete and flexible solutions that address their design challenges. These programs focus on improving the overall time to market for Chartered's customers and reducing costs by increasing the probability of first-time silicon success.
- In April, Chartered and Legerity entered into a long-term manufacturing agreement, establishing Chartered as a preferred foundry for Legerity's bipolar communications IC products. Chartered's solutions are used by Legerity in providing products to the communications market, including high-voltage line interface devices for voice over broadband, public voice network applications, and high-speed, low-power line driver products for ADSL applications.
- In April, Chartered announced that it had jointly developed breakthrough low-power processes at 0.18-micron and 0.13-micron technology nodes with STMicroelectronics, for applications such as mobile phones and personal digital assistants, and for use in other communications, consumer and industrial applications.
- In the second quarter, as part of the Company's commitment to an open, flexible IP model that will improve overall time to market for customers, Chartered announced joint initiatives to reduce time-to-use for third-party IP in systems-on-chip designs and to streamline the selection and acquisition process of silicon-hardened IP targeted for Chartered processes. Agreements were announced with Unive and Fujitsu Digital Technology to make their specialized mixed-signal IP available worldwide through Chartered's Virtual Component Exchange connection. Chartered also announced that it had entered into a licensing agreement with ARM, as the first foundry to use ARM cores as validation vehicles in shortening time to market for customers.
- In June, Chartered's board of directors appointed Chia Song Hwee president & CEO. In conjunction with Chia's appointment, the board also named George Thomas as vice president & CFO, succeeding Chia.
- In September, Chartered announced a joint technology agreement with IMEC, Europe's leading independent R&D center for microelectronics, that is expected to result in Chartered offering 0.18-micron silicon germanium
     (SiGe) BiCMOS manufacturing capabilities by the second half of 2003.

- In October, Alliance Semiconductor Corporation announced its 18-megabit synchronous SRAM family fabricated using Chartered's 0.13-micron copper process technology. The 18-megabit synchronous SRAM supports Alliance's aggressive product roadmap for devices currently using Chartered's 0.13-micron technology and in the future, 90-nm technology.
- In October, Chartered received net proceeds of approximately $612 million from its eight-for-ten rights offering. The Company issued 1,109.6 million new shares as part of this offering.
- In November, Chartered and IBM announced a joint development and manufacturing agreement designed to provide customers with greater access to leading-edge semiconductor technologies and sourcing flexibility. Under the multi-year development agreement, Chartered and IBM will jointly develop and align on 90-nm and 65-nm logic processes for foundry chip production on 300 millimeter (mm) silicon wafers. Under the agreement, the two companies may also explore an extension to include 45-nm development. In addition, the agreement also includes a reciprocal manufacturing arrangement between Chartered and IBM. Chartered will be able to offer its customers capacity in IBM's new 300mm chip manufacturing facility in East Fishkill, N.Y. and in turn, IBM expects to utilize capacity in Chartered's 300mm Fab 7 in Singapore, after it becomes operational.


REVIEW AND OUTLOOK
"We believe that 2003 will be a transition year for the semiconductor industry, with a somewhat weak first half followed by accelerating growth in the subsequent quarters, as the global economies begin to improve," said George Thomas, vice president & CFO of Chartered. "We continue to expect that the foundry industry will grow at approximately twice the rate of the broader semiconductor industry in the coming years, driven by the strong growth of fabless companies and accelerated strategic outsourcing by integrated device manufacturers.

"Looking at Chartered's total business base, which includes our share of SMP, revenues are expected to increase 5 to 10% and average selling price is expected to be essentially flat, sequentially in first quarter 2003," Thomas continued. "By market segment, declines in the computer segment, where we believe one or two customers are working through excess inventory, are being more than offset by increased revenues to the communications segment. We are again benefiting from success in ramping 0.18-micron and below product, and expect a revenue percentage contribution in the low 40s, compared to 10% in first quarter 2001. We are continuing to look for additional ways to improve Chartered's cost effectiveness and return to profitability more quickly."

The outlook for the first quarter 2003 is as follows:
     - Revenues: down approximately 5-10% sequentially. Revenues including Chartered's share of SMP, up approximately 5-10% sequentially. SMP is a minority-owned joint-venture company and therefore, under the Company's US GAAP reporting, its revenues are not consolidated
     - ASP: down approximately 10% sequentially. ASP including Chartered's share of SMP, essentially flat sequentially
     -    Utilization: in the low 40s
     -    Gross loss: approximately $58 million to $60 million
     -    Net loss: approximately $96 million to $99 million
     -    Loss per ADS: approximately $0.38 to $0.40

For year 2003:
     - R&D expenditures: approximately $120 million, up approximately 26%, compared to $95 million in 2002
     - Capital expenditures: approximately $275 million, compared to $420 million in 2002
     - Depreciation and amortization: approximately $435 million, compared to $452 million in 2002
     - Wafer capacity: approximately 1,233 thousand wafers (eight-inch equivalent), compared to 1,193 thousand wafers in 2002

As indicated in November, the reciprocal manufacturing agreement with IBM will allow Chartered to defer the pilot production of Fab 7 until late third quarter 2004.

"In 2002, Chartered began to see the results of our efforts to close the technology gap and broaden our service offering, as evidenced by new customer engagements and expanded relationships with existing customers. In addition, the volume of contacts from existing and prospective customers since the November 2002 announcement of our joint development and 300mm sourcing agreement with IBM offers us further encouragement that this momentum will continue. Our financial resources of more than $1.2 billion in cash plus more than $0.5 billion in credit facilities give us substantial flexibility and strength in responding to market opportunities," said Chia.

WEBCAST CONFERENCE CALL TODAY
Chartered will be discussing its fourth-quarter and year 2002 results and first-quarter 2003 outlook on a conference call today, January 29, 2003, at 9:00 a.m. Singapore time (US time 5:00 p.m. PT/8:00 p.m. ET, January 28, 2003). A webcast of the conference call will be available to all interested parties on Chartered's Web site at www.charteredsemi.com, under Investor Information, Releases & Confcalls, or at http://investor.charteredsemi.com/releases.cfm.


MID-QUARTER GUIDANCE
The Company provides a guidance update midway through each quarter. For first quarter 2003, the Company anticipates issuing its mid-quarter guidance update, via news release, on Tuesday, March 11, 2003, Singapore time.


ABOUT CHARTERED
Chartered Semiconductor Manufacturing, one of the world's top three silicon foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab, which will be developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 3,500 employees are based at 11 locations around the world. Information about Chartered can be found at www.charteredsemi.com.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our near term and long term outlook for the year 2003 and beyond including projected revenues (including Chartered's share of SMP), average selling prices, utilization, gross loss, net loss and loss per American Depositary Share; R&D expenditures, capital expenditures, depreciation and amortization, wafer capacity and pilot production of Fab 7; our current and future product and service offerings; our financial resources; our 0.18-micron SiGe BiCMOS manufacturing capabilities; our joint development of 90-nm and 65-nm processes with IBM and opportunity for 45-nm development; our reciprocal manufacturing arrangement with IBM; our ability to offer 300mm capacity; and our expectation of the foundry industry growth rate, the computer and communications segment; our expected revenue contribution from our 0.18-micron and below products and our ability to close the technology gap and broaden our service offering reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer segments; the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7); the performance level of and technology mix in our fabrication facilities; the successful implementation of our partnership, technology and supply alliances; and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
         (In thousands of U.S. Dollars, except share and per share data)


                                                                         US GAAP

                                                      Three Months Ended        Twelve Months Ended
                                                         December 31,              December 31,
                                                       2001         2002         2001        2002
                                                    ---------    ---------    ---------    ---------
Net revenue                                         $  76,066    $ 107,925    $ 462,656    $ 449,241
Cost of revenue                                       150,615      161,790      665,261      628,726
                                                    ---------    ---------    ---------    ---------
Gross loss                                            (74,549)     (53,865)    (202,605)    (179,485)
                                                    ---------    ---------    ---------    ---------

Operating expenses:
  Research and development                             20,991       28,059       82,897       95,285
  Fab start-up costs                                    2,330        2,586       13,329        8,338
  Sales and marketing                                  14,742        9,846       38,659       41,182
  General and administrative                            9,143        8,127       42,671       43,103
  Other Operating Expenses                                 --       10,025           --       10,025
                                                    ---------    ---------    ---------    ---------
      Total operating expenses                         47,206       58,643      177,556      197,933
                                                    ---------    ---------    ---------    ---------

Operating loss                                       (121,755)    (112,508)    (380,161)    (377,418)
Equity in loss of SMP                                 (27,869)     (11,521)     (92,683)     (84,846)
Other income                                            1,766        4,367       19,718       23,632
Interest income                                         6,807        4,954       46,225       16,637
Interest expense                                      (12,577)      (9,630)     (39,652)     (41,661)
Exchange gain (loss)                                    4,384          264        4,216       (1,966)
                                                    ---------    ---------    ---------    ---------
Loss before income taxes                             (149,244)    (124,074)    (442,337)    (465,622)
Income tax expense                                      3,229       (2,191)     (14,244)      (7,029)
                                                    ---------    ---------    ---------    ---------
Loss before minority interest                        (146,015)    (126,265)    (456,581)    (472,651)
Minority interest in loss of CSP                       18,863       17,613       72,629       55,563
                                                    ---------    ---------    ---------    ---------
Net loss                                            $(127,152)   $(108,652)   $(383,952)   $(417,088)
                                                    =========    =========    =========    =========


Net loss per share and ADS*

Basic net loss per share                            $   (0.08)   $   (0.05)   $   (0.24)   $   (0.23)
Diluted net loss per share                              (0.08)       (0.05)       (0.24)       (0.23)

Basic net loss per ADS                              $   (0.80)   $   (0.45)   $   (2.42)   $   (2.32)
Diluted net loss per ADS                                (0.80)       (0.45)       (2.42)       (2.32)

Number of shares (in millions) used in computing:
- basic net loss per share                            1,590.3      2,408.8      1,589.0      1,799.1
- effect of dilutive options                               --           --           --           --
                                                    ---------    ---------    ---------    ---------
- diluted net loss per share                          1,590.3      2,408.8      1,589.0      1,799.1
                                                    ---------    ---------    ---------    ---------

Number of ADS (in millions) used in computing:
- basic net loss per ADS                                159.0        240.9        158.9        179.9
- effect of dilutive options                               --           --           --           --
                                                    ---------    ---------    ---------    ---------
- diluted net loss per ADS                              159.0        240.9        158.9        179.9
                                                    ---------    ---------    ---------    ---------

* Share and per share data reflect a retroactive adjustment due to the rights offering.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         (In thousands of U.S. Dollars)

                                                            U.S. GAAP

                                                              As of
                                                    ---------------------------
                                                    December 31,   December 31,
                                                        2001           2002
                                                    ------------   ------------
Assets
  Cash and cash equivalents                          $1,041,616     $1,210,925
  Accounts receivable                                    91,419         76,918
  Inventories                                            12,766         21,275
  Other current assets                                   16,439         22,927
                                                     ----------     ----------
      Total current assets                            1,162,240      1,332,045
  Property, plant and equipment, net                  1,853,421      1,861,231
  Investment in SMP                                      77,406         33,764
  Other non-current assets                               51,275        110,860
                                                     ----------     ----------
      Total assets                                   $3,144,342     $3,337,900
                                                     ==========     ==========

Liabilities and Shareholders' Equity
  Accounts payable                                   $   82,743     $  126,993
  Current installments of long-term debt                198,160         64,001
  Accrued operating expenses                            153,635        141,016
  Other current liabilities                              85,215         57,976
                                                     ----------     ----------
      Total current liabilities                         519,753        389,986
  Long-term debt, excluding current installments        914,070      1,115,930
  Other non-current liabilities                          66,298         38,885
                                                     ----------     ----------
      Total liabilities                               1,500,121      1,544,801
  Minority interest                                      61,589          7,640
  Shareholders' equity                                1,582,632      1,785,459
                                                     ----------     ----------
      Total liabilities and shareholders' equity     $3,144,342     $3,337,900
                                                     ==========     ==========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (In thousands of U.S. Dollars)

                                                                              US GAAP

                                                                   For The Twelve Months Ended
                                                                  ------------------------------
                                                                   December 31,      December 31,
                                                                       2001              2002
                                                                   ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                          $ (383,952)      $ (417,088)
  Adjustments to reconcile net loss to net cash
   provided by operating activities:
    Equity in loss of SMP                                                2,722           44,651
    Depreciation and amortization                                      444,061          452,417
    Foreign exchange loss (gain)                                         2,637           (1,642)
    Minority interest in loss of CSP                                   (72,629)         (55,563)
    Loss (gain) on disposal of property, plant and equipment               100             (784)
    Other                                                               (6,579)           5,840
  Changes in operating working capital:
    Accounts receivable                                                105,116           11,295
    Amount due to/from ST, ST affiliates and SMP, net                   31,614          (30,661)
    Inventories                                                         21,237           (8,509)
    Prepaid expenses                                                      (381)          (2,176)
    Trade accounts payable                                              (2,776)           6,190
    Accrued operating expenses                                         (51,335)         (12,619)
    Other current liabilities                                           (5,066)          (2,266)
                                                                    ----------       ----------
  Net cash provided by (used in) operating activities                   84,769          (10,915)
                                                                    ----------       ----------

  CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of property, plant, equipment and
   other assets                                                         15,654           20,978
  Purchase of property, plant and equipment                           (489,645)        (419,501)
  Technology fees paid                                                  (6,000)         (48,803)
                                                                    ----------       ----------
  Net cash used in investing activities                               (479,991)        (447,326)
                                                                    ----------       ----------

  CASH FLOWS FROM FINANCING ACTIVITIES
  Customer deposits, net                                                (8,919)         (11,599)
  Long-term debt
    Borrowings                                                         679,625          228,000
    Repayments                                                        (155,540)        (206,176)
  Issuance of shares by the Company, net                                 4,425          616,947
  Capital lease payments                                                (6,883)              --
                                                                    ----------       ----------
  Net cash provided by financing activities                            512,708          627,172
                                                                    ----------       ----------

  Net increase in cash and cash equivalents                            117,486          168,931
  Effect of exchange rate changes on cash and cash equivalents              14              378
  Cash at the beginning of the period                                  924,116        1,041,616
                                                                    ----------       ----------
  Cash at the end of the period                                     $1,041,616       $1,210,925
                                                                    ==========       ==========
